VINCI



Rueil, july 6, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

SUPPL

Rule 12g3-2(b) – File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Lioran tunnel breakthrough ;
- Eurovia, a VINCI subsidiary, consolidates its industrial position in the Czech Republic ;
- Pierre Berger is appointed chairman of Vinci Construction Grands Projets ;
- Separation of the functions of chairman and CEO from January 2006 ;
- VINCI Energies acquires Portuguese company Sotecnica.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps



Rueil-Malmaison, 2 June 2005

Press release

Lioran tunnel breakthrough

On 2 June, the consortium made up of Spie Batignolles TPCI (lead company), Campenon Bernard TP (Sogea Construction) and Chantiers Modernes Rhône Alpes (GTM Construction) performed the breakthrough of the Lioran tunnel. Located in the centre of the volcano park (Auvergne) between Aurillac and Clermont Ferrand, the new tunnel lies virtually parallel to the existing road tunnel and above a railway tunnel.

The old Lioran tunnel was beginning to show its age. More than 150 years have elapsed since it was built and the with the strong growth of modern means of transport it had become obsolete and even dangerous. There was therefore a pressing need for a new tunnel. As part of these works, the old tunnel, bored between 1839 and 1846 (it is the oldest tunnel in France more than 1 kilometre long) was made into a safety escape tunnel to evacuate users in case of emergency. Four small escape tunnels connect the old tunnel with the new one for this purpose.

The works, with a value of €34.5 million excluding VAT, began in 2004 and will continue until 2007. Work includes drainage works as well as excavation, timbering and walling, waterproofing and surfacing of the 1,455 metre tunnel and the 4 connecting tunnels linking it with the existing tunnel (total length: 560 metres).

Press contacts :
Karima Ouadia
Tel: +33 (0)1 47 16 31 82
Fax: +33 (0)1 47 16 33 88
E-mail : kouadia@vinci.com



PRESS RELEASE

Eurovia, a VINCI subsidiary, consolidates its industrial position in the Czech Republic

13 june 2005

Through its local subsidiary, SSZ, Eurovia has acquired a 51% controlling interest in the Jakubcovice quarry in the Czech Republic. Located 40 km from Ostrava in Moravia, the quarry will produce 1.8 million tonnes of materials a year and will supply the major infrastructure projects in the region, as well as those of neighbouring countries.

This move is part of Eurovia's strategy to intensify its European market coverage. The strategy has led in recent months to three growth operations aimed at strengthening its position: the acquisition of T.E. Beach in the United Kingdom and Trabit in Spain in the field of roadworks, and the creation with Van Wellen of AST in the Netherlands in the construction materials sales sector.

These acquisitions represent additional full-year net sales of approximately €100 million.

Eurovia, a VINCI subsidiary, is one of the world leaders in roadworks. With 36,000 employees, the company has operations in 16 countries through 300 roadworks entities and 800 industrial production plants. Eurovia generated net sales of €5.7 billion in 2004. It operates 210 quarries worldwide, producing 55 million tonnes of aggregates a year.

In the Czech Republic, Eurovia is represented by SS2, the country's biggest public works company. SSZ has 3,730 employees and generated net sales of over €500 million in 2004.

EUROVIA PRESS CONTACT > **Sabrina Thibault**
18 place de l'Europe - 92565 Rueil-Malmaison Cedex - Tél. : + 33 1 47 16 48 36 - Fax : + 33 1 47 49 45 33



Rueil Malmaison, 15 June 2005

Press release

Pierre Berger is appointed chairman of VINCI Construction Grands Projets

Having served as CEO since 2004, Pierre Berger has been appointed chairman of VINCI Construction Grands Projets, which specialises in the design and construction of major structures such as the Rion-Antirion bridge in Greece.

Born in 1968, Pierre Berger is a graduate of the Ecole Polytechnique, one of France's most prestigious engineering schools, and the Corps des Ponts et Chaussées. He left the Corps in 1991 and formed his own engineering company, Sigmatec Ingénierie. In 1995, he joined SEFI, a subsidiary of Ménard Soltraitement, where he was appointed CEO in 1999. He was made director of Freyssinet's soils division in 2003.

Pierre Berger joined VINCI Construction in 2004 to strengthen the VINCI group's strategy in the field of major projects as illustrated by the contract won in January 2005 to design, build and operate the Chiloé bridge in Chile. Pierre Berger's mission as chairman of VINCI Construction Grands Projets is to continue improving the company's performance.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
Email: kouadia@vinci.com



Rueil Malmaison, 15 June 2005

Press release

VINCI's Board of Directors met on 14 June under the chairmanship of Antoine Zacharias to review the company's progress and outlook.

During the meeting, Mr Zacharias announced to the Board his intention to separate his two functions as chairman and CEO of VINCI from January 2006. He will retain only the function of chairman, and proposed to the Board the appointment of Xavier Huillard as CEO.

Xavier Huillard, 51, is a graduate of the Ecole Nationale des Ponts et Chaussées, one of France's prestigious civil engineering schools, and has spent his entire career in civil engineering. He was recruited by Mr Zacharias in 1996 to be director of international business. Mr Huillard went on to hold the positions of chairman of Sogea (1997-2002), chairman of VINCI Construction (2000-2002) and chairman of VINCI Energies (2002-2005). He has been senior executive vice president of VINCI for the past three years.

All the members of the Board of Directors know Mr Huillard well, and he has their full confidence.

Mr Zacharias also proposed that the Board co-opt Mr Huillard as Director when he takes up the position of CEO.

The Board of Directors noted Mr Zacharias's decision to separate his two functions from January 2006 and accepted the chairman's proposal to designate Mr Huillard as CEO and co-opt him onto the Board at the same date.

Press contact: Karima Ouadia
Tel. : 01 47 16 31 82
Fax. : 01 47 16 33 88
Email : kouadia@vinci.com



Rueil-Malmaison, 27 June 2005

Press release

VINCI Energies acquires Portuguese company Sotecnica

VINCI subsidiary VINCI Energies has just signed a draft agreement to acquire 80% of the capital of the Portuguese company Sotecnica.

Founded in 1951, Sotecnica is one of the leading Portuguese companies undertaking the design, construction and maintenance of technical installations for industry, the service sector, airports and the energy infrastructure sector.

With bases in Lisbon, Porto, Coimbra and Faro, Sotecnica operates throughout Portugal and employs 530 people. It expects to achieve net sales of the order of 50 million euros in 2005.

This acquisition sees VINCI Energies now entering the Portuguese market, thereby expanding its existing presence in the Iberian peninsula, where it already produces annual net sales of nearly 100 million euros.

Number one in France and a leading player in Europe in Energy and Information technologies, in 2004 VINCI Energies generated net sales worth 3.3 billion euros, almost 30% of them outside France. VINCI Energies employs 27,000 people through its network of 700 business units established in more than 20 countries.

Press contact
Karima Ouadia
Tel. 01 47 16 31 82
Fax. 01 47 16 33 88
Email: kouadia@vinci.com